UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

PROELITE, INC.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

742660 30 3

(CUSIP Number)

Paul H. Feller
Stratus Media Group, Inc.
3 East De La Guerra Street, 2nd Floor
Santa Barbara, California 93101
(805) 884-9977

With a copy to:

David L. Ficksman
TroyGould PC
1801 Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 789-1290

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749552 10 5
1.	Name of Reporting Person Stratus Media Group, Inc. I.R.S. Identification No. of above person (entities only) 86-0776876
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,253,160,694 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,253,160,694
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,160,694 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 95%
14.	Type of Reporting Person CO
________________

Item 1. Security and Issuer

This Schedule 13D relates to the $.0001 par value Common Stock (the “Common Stock”), of ProElite, Inc., a New Jersey corporation (“PEI” or “Company”), the principal executive offices of which are located at 12121 Wilshire Boulevard, Suite 1112, Los Angeles, CA 90025.

Item 2. Identity and Background

(a)           Name

Stratus Media Group, Inc. ( “SMGI” or the “Reporting Person”).

(b)           Address

The principal business address of the Reporting Person is 3 East De La Guerra Street, 2nd Floor, Santa Barbara, California 93101.

(c)           Principal Business and Occupations

The principal business of the Reporting Person is the owner operator and marketer of live sports and entertainment events and the operator of a credit card rewards program.

(d) and (e)                      Convictions or Proceedings

During the last five years, the Reporting Person has not either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship and Place of Organization.

The Reporting Person is a citizen of the United States.

The executive officers and directors of SMGI are set forth on Schedule I.  Each such person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated by reference into this Item 3.

Item 4.  Purpose of the Transaction

Pursuant to a letter agreement between SMGI and PEI, the parties confirmed the closing of the purchase by SMGI of 100 shares of the Series A Convertible Preferred Stock (the “Preferred Shares”) effective June 14, 2011. Pursuant to the Certificate of Designations relating to the Preferred Shares, the amount of shares of PEI Common Stock issuable upon conversion of the Preferred Shares on a cumulative basis (the “Conversion Shares”) is equal to 95% of the sum of (a) the issued and outstanding shares of PEI as of the closing plus (b) any shares of PEI Common Stock issued after the closing upon exercise or conversion of any derivative securities of PEI outstanding as of the closing, subject to any adjustment for stock splits, stock dividends, recapitalizations etc. and, in all cases, after giving effect to the shares issuable upon conversion of the Preferred Shares.  The purchase price of the Preferred Shares was $2,000,000 which was paid during the period between October 21, 2009 and the closing date pursuant to the payment of cash and the assumption of certain liabilities. The cash payment has been used by PEI for payment of outstanding liabilities of PEI, general working capital and other corporate purposes. The Preferred Shares have voting rights on a fully diluted basis. The purchase and sale of the Preferred Shares was pursuant to the Strategic Investment Agreement dated October 9, 2009 (the “Agreement”) between PEI and SMGI, as amended.

Reference is made to SMGI’s prior filings on Form 8-K on October 22, 2009 and February 4, 2010 for additional information regarding the Agreement, including copies thereof.

The purpose of the purchase of the Preferred Shares was to acquire control of PEI.

Item 5.  Interest in Securities of the Issuer

(a)           The following information is based upon a total of 1,319,116,556 shares of PEI Common Stock issued and outstanding, consisting of 65,955,862 shares of Common Stock plus 1,253,160,694 shares of common stock issuable upon conversion of the Preferred Shares to be converted into Common Stock on a 100:1 basis.  The Reporting Person beneficially owns 100 shares of Preferred Shares, representing 95% of the total outstanding Common Stock after giving effect to the shares of Common Stock issuable upon conversion.  Additionally, in the event that any derivative securities outstanding as of June 14, 2011 are converted and/or exercised, SMGI will be entitled to receive additional shares of Common Stock so that SMGI would have received shares of  Common Stock representing 95% of PEI’s outstanding capital stock as of June 14, 2011.

(b)           The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Preferred Shares of the Conversion Shares.

(c) and (d)  Except for the transactions that are described in this Schedule 13D, the Reporting Person has not effected any transactions in PEI Common Stock during the sixty days prior to the date of this Schedule 13D, and no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

Number	Exhibit

1	Strategic Investment Agreement dated October 9, 2009 (incorporated by reference to Exhibit to SMGI’s Current Report on Form 8-K filed on October 22, 2009).

SIGNATURES

June 21, 2011	Stratus Media Group, Inc.

	By:	/s/ Paul H. Feller
Paul H. Feller, President

SCHEDULE 1

Directors

Paul Feller Randall Cross Glenn Golenberg Michael Dunleavy, Sr. Jerry Rubinstein

Executive Officers

Paul Feller	Chief Executive Officer
John Moynahan	Senior Vice President and Chief Financial Officer
William Kelly	Senior Vice President and Chief Operating Officer